

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Tan Tran
Chief Executive Officer
Vemanti Group, Inc.
7545 Irvine Center Dr., Ste 200
Irvine, CA 92618

      Re: Vemanti Group, Inc.
          Registration Statement on Form 10-12G
          Filed April 9, 2021
          File No. 000-56266

Dear Mr. Tran:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Business, page 3

1.   You indicate throughout the filing that you will be changing the focus of your business from providing VOIP services through VoiceStep to investing in the fintech sector, including blockchain projects and applications combined with other emerging technologies such as machine learning/artificial intelligence, security and the Internet of Things. You also indicate that you will focus on financial technology that can be conducted via cryptocurrency and other decentralized monetary mediums and on the emerging markets of Vietnam and other Asian countries. Please revise your disclosure to describe in more detail your plan of operations for the next 12 months. For example, address the extent to which you will continue to operate and support your VoiceStep service and how your continued operation of VoiceStep with its operating and net losses will impact your strategy going forward. Disclose your anticipated timeline and

expenditures for your new investment strategy. Discuss the regulatory environment in Vietnam and other Asian countries regarding peer-to-peer financing technology such as that provided by Fvndit as well as your intended investments in financial technology conducted via cryptocurrency and other decentralized monetary mediums.

Products, page 4

2. We note your disclosure that you have a 20% interest in Fvndit, Inc and that your goal is to become a multi-asset holding investment company. Please revise to provide the value of the investment in Fvndit, the material terms of your investment agreement, and provide us your analysis as to whether you are an "investment company" as defined in Section 3 of the Investment Company Act of 1940 and any exemption you may rely on.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

3. Please revise to remove the references to the Safe Harbor provisions of the Securities Act and the Exchange Act, as they are inapplicable to initial public offerings, which we consider your registration statement to be.

Liquidity and Capital Resources, page 22

4. Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 25

5. We note that you have two classes of voting securities consisting of common stock and Series A preferred stock. Please revise your beneficial ownership table to provide beneficial ownership information for each class of voting securities. In addition, given the substantial voting power of Series A preferred stockholders, add a column to the beneficial ownership table to disclose the aggregate voting power held by each person listed in the table.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

6. Revise to include a typed signature in the Report of Independent Registered Public Accounting Firm. In this regard, the manual signature of the firm is not legible. Refer to Rule 302(a) of Regulation S-T.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Cassi Olson